Fuseology Creative LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Paypal	0.00
Umpqua Bank	0.00
US BANK	566.58
US Bank #5280	2,381.18
US Bank #5298	761.90
US Bank #5306	1,788.33
US Bank #5314	20,107.00
US Bank #5487	0.00
US Bank #5495	0.00
US Bank #5937	0.00
US Bank #5945	0.00
Total Bank Accounts	**$25,604.99**
Accounts Receivable	
Accounts Receivable (A/R)	-1,000.00
Total Accounts Receivable	**$ -1,000.00**
Other Current Assets	
Undeposited Funds	1,087.00
Total Other Current Assets	**$1,087.00**
Total Current Assets	**$25,691.99**
Fixed Assets	
Furniture and Equipment	5,026.91
Total Fixed Assets	**$5,026.91**
TOTAL ASSETS	**$30,718.90**

Fuseology Creative LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
AMEX #8-21004	523.10
PayPal Credit	2,030.53
US Bank #9727	0.00
US Bank #9735	0.00
USAA	0.00
Total Credit Cards	**$2,553.63**
Other Current Liabilities	
Dell Financial Services	3,245.08
Michael Paul_Personal Loan	11,052.16
Total Other Current Liabilities	**$14,297.24**
Total Current Liabilities	**$16,850.87**
Long-Term Liabilities	
Paycheck Protection Program	6,887.00
Salin Bank-Loanme.com	0.00
SBA Loan	19,500.00
Total Long-Term Liabilities	**$26,387.00**
Total Liabilities	**$43,237.87**
Equity	
Members Draw	-38,254.82
Taxes	-6,650.00
Total Members Draw	**-44,904.82**
Members Equity	20,515.60
Opening Balance Equity	-1,145.51
Retained Earnings	-26,682.03
Net Income	39,697.79
Total Equity	**$ -12,518.97**
TOTAL LIABILITIES AND EQUITY	**$30,718.90**